July 21, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Ms. Kathleen C. Haines
Senior Vice President, Chief Financial Officer and Treasurer
One Station Place
Stamford, Connecticut 06902

Re: OMI Corporation
**   Form 10-K for the year ended December 31, 2005**
**   Commission file #: 001-14135**

Dear Ms. Haines:

We have reviewed your July 11, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Form 10-K for the year ended December 31, 2005

<u>Notes to the Financial Statements</u>

<u>Note 1. Business and Summary of Significant Accounting Policies</u>

<u>- Revenue Recognition</u>

1. Based on our review of your response to our prior comments with respect to your revenue recognition policy regarding the Gemini Suezmax Tankers pool arrangement, and our review of the underlying agreement, we will not object to your decision to include the revenues of all vessels operating in the pool in your financial statements, with expense for the revenues of the other pool participants included in charter hire expense. However, we believe that the notes to your financial statements should be expanded to include the following additional disclosures with regards to this arrangement.

- Explain your basis for presenting the revenues of all vessels operating in the pool in your financial statements. Your revised disclosures should explain why you believe gross presentation of all pool revenues in your financial statements is appropriate and in accordance with the guidance outlined in EITF 99-19.
- Disclose the portion of revenues, and related expenses associated with both OMI owned ships operating in the pool and those owned by other pool participants that have been reflected in your financial statements for the periods presented.

We believe that these disclosures are necessary in order to provide enhanced disclosure to the users of your financial statements in understanding the impact of the Gemini pool arrangement on your financial statements.

Form 10-Q for the quarter ended March 31, 2006

Note 8. Disposals of Vessels and Contracts for Sales of Vessels

2. We note from your response to our prior comment 2 that the lease term is less than 75% of the vessels' remaining estimated economic life because the charters (leases) are for three years or less. Please identify the clause of the Pool Agreement that states the contractual term of the charters (leases) of the vessels.

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As appropriate, please respond via EDGAR to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-3813 if you have questions.

Sincerely,

Linda Cvrkel
Branch Chief